UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐   No ☒

CENTRAL PUERTO S.A

CALL

TAX ID No.: 33-65030549-9

The General Meeting of Shareholders of Central Puerto S.A. (hereinafter, the “Company”) is hereby originally called for April 30, 2024 at 11 a.m., being the meeting on second call on the same day at 12 p.m. should the first call fail, which Meetings will be held remotely as described below and to consider the following:

Agenda

1.	Appointment of two shareholders to sign the minutes.

2.

Consideration of the Annual Report and its exhibit, the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement, the Notes to the Consolidated Financial Statements and Exhibits, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement, Notes to the Individual Financial Statements, Brief, Auditor Report, and Statutory Audit Committee Report, all of them for the fiscal year ended December 31, 2023.

3.

Consideration of the income (loss) for the fiscal year and the Board of Directors proposal to assign 7,402,192 thousand ARS to the Statutory reserve and the remaining balance of the retained accumulated income to increase the Optional Reserve for the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, and to delegate on the Company’s Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting. Consideration and approval of payment of the Profit-Sharing Bond stated by Sections 12 and 33 of the Bylaws.

4.	Consideration of the Board of Directors performance during the fiscal year ended December 31, 2023.

5.	Consideration of the Statutory Audit Committee performance during the fiscal year ended December 31, 2023.

6.

Consideration of the remuneration of the Company’s Board of Directors for the fiscal year ended December 31, 2023 within the limit of profits in accordance with section 261 of the Business Entities Act and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the fiscal year closing next December 31, 2024.

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7.	Consideration of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2023; and the fee scheme for the period closing next December 31, 2024.

8.

Board of Directors partial renewal. Appointment of 3 (three) directors and 3 (three) deputy directors for the period of 3 (three) fiscal years as per Section 17 of the Bylaws. Continuity of the current Chairman until the appointment by the Board of Directors of the Company.

9.	Appointment of the Statutory Audit Committee members and deputy members for the fiscal year closing next December 31, 2024.

10.	Consideration of the remuneration of the certifying accountant of the Company regarding the annual accounting documents for the fiscal year 2023.

11.	Appointment of the certifying accountant and of the deputy certifying accountant for the fiscal year closing next December 31, 2024 and the fixing of their remuneration.

12.	Approval of the Annual Budget for the functioning of the Supervisory Committee.

13.	Granting of authorizations.

Notes: Shareholders are reminded of the fact that so as to attend the Meeting they have to submit the book-entry shares certificate issued by Caja de Valores S.A. before the Company until April 24, 2024, as described on point (2) of this Note. In the case of shares deposited in constituent accounts, holders of such shares will have to require such certificate before the corresponding depositor. Taking into account Section 14 of the Company’s Bylaws, the Meeting will be held remotely via videoconference in accordance with the terms of such regulations, among others, under the following conditions: (i) to guarantee free access to the meetings to all Shareholders with the right to voice and vote; and (ii) to allow for the simultaneous transmission of sound, images and words during the whole meeting, as well as its recording in digital format. To such effect, it is informed that: (1) the system to be used shall be provided by ZOOM, which can be accessed through the link to be sent together with the instructions on Meeting access and development to the Shareholders informing their attendance via e-mail in accordance with the following. (2) Shareholders shall communicate their attendance to the Meeting with the instruments required by the regulations in force via e-mail addressed to the following e-mail address: AsambleaCPSA@centralpuerto.com, no later than 3 (three) working days before the Meeting, i.e., until April 24, 2024, inclusive. Unless stated otherwise and to inform the videoconference link, the e-mail address will be the one used by each Shareholder to inform their attendance. (3) In case of acting through proxy, the duly authenticated authorization instrument must be sent to the Company 5 (five) days before the Meeting is held (i.e., until April 22, 2024, inclusive). (4) When entering the Meeting, the following data of the Shareholder must be given: full name or complete corporate name; type and number of ID of human persons, or registration data of the business entities stating where they are registered and their jurisdiction; address, stating its type. Such information shall be also given by the person attending the Meeting on behalf of a Shareholder. (5) When voting, each Shareholder will be asked about the motions proposed so as to cast their vote with audio and image ensuring its verification at any stage; (6) The documentation to be covered is at your disposal on the Comisión Nacional de Valores website (Autopista de Información Financiera) and (7) Shareholders covered by Section 24 of Chapter II, Title II of CNV Regulations, amended by CNV General Resolution No. 687 dated February 16, 2017 are reminded that they shall inform the Company about their beneficial owners with the scope stated in such resolution. Miguel Dodero is the Company's Chairman as per the Board of Directors’ Meeting dated May 12, 2023.

Miguel Dodero

Chairman

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 13, 2024	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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